ROPES & GRAY
                     ONE INTERNATIONAL PLACE
                BOSTON, MASSACHUSETTS 02110-2624
                         (617) 951-7000

                        October 29, 1996

Putnam Investment Funds (the "Trust")
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the sale during the fiscal year ended August 31, 1996 of 3,279 shares of beneficial interest (the "Shares") of Putnam Real Estate
Opportunities Fund (the "Fund"), one of your portfolio series.

     We understand that on your books you record as sold Shares for which orders have been accepted notwithstanding that on the date of acceptance such Shares may not have been paid for, and that for purposes of compliance with Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, you regard such Shares as having been sold.

     We have examined copies of (i) your Agreement and Declaration of Trust as on file at the office of the Secretary of State of The Commonwealth of Massachusetts, which provides for an unlimited number of authorized shares of beneficial interest, and
(ii) your Bylaws, which provide for the issue and sale by the Trust of such Shares. We have also examined (i) a copy of the notice (the "Notice") to be filed pursuant to the Rule by you with the Securities and Exchange Commission relating to your registration of an indefinite number of shares of beneficial interest of the Fund pursuant to the Securities Act of 1933, as amended, and making definite registration of the Shares pursuant to the Rule, and (ii) a certificate of the Treasurer of the Trust stating that all of the Shares had been recorded as issued and that the appropriate consideration therefor as provided in your Bylaws had been received at August 31, 1996.
ROPES & GRAY
October 29, 1996
page 2


     We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities, and that the Notice will be timely filed with the Securities and Exchange Commission.

     Based upon the foregoing, we are of the opinion that:

     1. The Trust is a legally organized and validly existing voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of shares of beneficial interest.

     2. The Shares were validly issued, fully paid and nonassessable by the Trust at August 31, 1996.

The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of a portfolio series of the Trust, including the Fund, for all loss and expense of any shareholder of such portfolio series held personally liable for the obligations of such portfolio series solely by reason of his being or having been a shareholder of such portfolio series. Thus, the risk of a shareholder of the Fund incurring financial loss on account of shareholder liability is limited to circumstances in which the assets of the Fund would be insufficient to meet any such obligations.

     We consent to this opinion accompanying the Notice.

                              Very truly yours,

                              /s/ Ropes & Gray

                              Ropes & Gray



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